QMIS TBS CAPITAL GROUP

37-12 Prince St. #9C

Flushing, NY 11354

January 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:Julia Griffith

J. Nolan McWilliams

Michael Volley

Amit Pande

Re: QMIS TBS Capital Group Corp.

Registration Statement on Form S-1

Originally Filed June 2, 2020

File No. 333-238872

Dear Ms. Griffith, Mr. McWilliams, Mr. Volley, and Mr. Pande:

This letter is written on behalf of QMIS TBS Capital Group Corp., a Delaware corporation (the “Company”) in response to your letter dated November 17, 2020, relating to the registration statement on Form S-1 referenced above (the “Registration Statement”), and responds to the comments in your letter.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 2”) to respond to the Staff’s comments and to provide additional information.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 2.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 2.

Form S-1, Amendment No. 1 Filed November 5, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations

Richfield Orion International, Inc., page 23

1.Please refer to comments 10 and 11. We note that Rules 8-04 and 8-05 of Regulation S-X require information for probable acquisitions. An assessment of probability requires consideration of all available facts. It appears this information may be relevant and material if your registration statement is declared effective prior to the completion of the acquisition. Therefore, please consider the need to provide financial information related to the acquisition of Richfield Orion and revise your registration statement as appropriate. Refer to FRC 506.02(c)(ii) for guidance.

Response to Comment No. 1

The Company has revised Amendment No. 2 to include the financial statements of Richfield Orion for the years ended December 31, 2018 and 2019 (audited) and for the three and nine months ended September 30, 2020 (unaudited), as well as pro forma financial statements.  The Company has also revised its disclosures throughout Amendment No. 2 to reference the included financial statements.  Finally, the Company has included the Exhibit 23 consents of the audit firms who provided the audits for the 2018 and 2019 fiscal years.

Conclusion

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600 or by email) if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

QMIS TBS CAPITAL GROUP CORP.

/s/ Timo Bernd Strattner

Dr. Timo Bernd Strattner, CFO